Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Issuer of securities registered in the Securities Registry

Santiago, March 9, 2023

Mrs.

Solange Berstein Jauregui

President

Financial Market Commission

Av. Libertador Bernardo O'Higgins 1449

Santiago

Ref.: Communicates MATERIAL FACT

__________________________

Dear sirs:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and the provisions of General Regulation No. 30, duly authorized by the Board of Directors in a meeting held on this same date, I inform as a MATERIAL FACT of LATAM Airlines Group S.A. ("LATAM"or the "Company"), to the Financial Market Commission, as follows:

As of today, the LATAM Board of Directors in an extraordinary meeting approved the Annual Financial Statements corresponding to the year ended December 31, 2022, which reported a profit for the year of US$ 1,339,210,295. On the other hand, the Company has accumulated losses from previous years in the amount of US$ 8,841,105,611 which are due to negative results due to the impact of the COVID-19 pandemic on our business operations from 2020 to 2022. In view of the foregoing, the profits for the year ended December 31, 2022, must be used firstly to absorb said losses. After giving effect to this transaction, LATAM has net losses of US$ 7,501,895,316 as December 31, 2022. Given the above, it does not correspond for dividends to be distributed regarding the year ended December 31, 2022.

In this same meeting, the Board of Directors agreed to recommend to the shareholders to decrease the share capital by the amount of US$ 7,501,895,316 by absorbing the total accumulated net losses indicated in the preceding paragraph. For such purposes, in the coming days the Board of Directors is contemplating calling an extraordinary shareholders' meeting to rule on this matter.

Regards,

Ramiro Alfonsín B.

Finance Vice President

LATAM Airlines Group S.A.